UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-150768

Universal Solar Technology, Inc.
(Exact name of registrant as specified in its charter)

523 N. Sam Houston Pkwy E.
Suite 175
Houston, Texas
77060

832-764-8280

(Address, including zip code, and telephone number, including area code, of registrant s principal executive offices)

Common Stock, Par Value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date:     32

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Solar Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2017    By:   /s/ Paul D. Landrew
          Paul D. Landrew
          President